SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )

RESONANT INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

(CUSIP Number)

Terry Lingren

Chief Executive Officer

Resonant Inc.

110 Castilian Drive, Suite 100

Goleta, California 93117

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 3, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

CUSIP No. 127537207	SCHEDULE 13D	Page 2 of 15 Pages

1	NAME OF REPORTING PERSONS Superconductor Technologies Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 700,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 700,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 700,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.8%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 127537207	SCHEDULE 13D	Page 3 of 15 Pages

1	NAME OF REPORTING PERSONS Quiram, Jeffery A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 700,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 700,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 700,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.8%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 127537207	SCHEDULE 13D	Page 4 of 15 Pages

1	NAME OF REPORTING PERSONS Buchanan, William J.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 700,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 700,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 700,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.8%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 127537207	SCHEDULE 13D	Page 5 of 15 Pages

Item 1.	Security and Issuer.

The class of securities to which this Schedule 13D relates is the common stock (the “Common Stock”), of Resonant Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive office is 110 Castilian Drive, Suite 100, Goleta, California 93117.

Item 2.	Identity and Background.

This Schedule 13D is being filed by the following persons (each a “Reporting Person” and collectively, the “Reporting Persons”):

(a)	Superconductor Technologies Inc. (“STI”)

Jeffrey A. Quiram (“Jeffrey Quiram”)

William J. Buchanan (“William Buchanan”)

Set forth in Annex A attached hereto and incorporated herein by reference is a listing of the directors and executive officers of the Reporting Persons (collectively, the “Covered Persons”), and the principal occupation, place of business, and citizenship of each Covered Person.

(b) The principal business address of each Reporting Person is 9101 Wall Street, Suite 1300, Austin, TX 78754.

(c) STI develops and commercializes high temperature superconductor materials and related technologies. Jeffrey Quiram is president and chief executive officer of STI. William Buchanan is chief financial officer of STI.

(d)(e) During the last five years, none of the Reporting Persons, nor to the best of their knowledge, any persons listed in Annex A hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(e) STI is a Delaware corporation. Jeffrey Quiram and William Buchanan are citizens of the United States of America.

Although this filing is being made jointly by the Reporting Persons, each of the Reporting Persons expressly disaffirms membership in any group under Rule 13d-5 under the Securities Exchange Act of 1934, as amended, or otherwise.

Item 3.	Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4.	Purpose of Transaction.

On May 29, 2012, Resonant LLC (“Resonant”) issued membership interests consisting of 300,000 Class C units (the “Units”) to STI as consideration for the contribution by STI of certain intellectual property, software, equipment and other tangible and intangible assets which were recorded on Resonant’s financial statements at STI’s net book value in the assets of approximately $216,000. In connection with the conversion of Resonant to a corporation, on June 17, 2013, Issuer entered into an Exchange Agreement with Resonant and its members for the purpose of restructuring the company pursuant to which, among other things, the Units were exchanged for a $2.4

CUSIP No. 127537207	SCHEDULE 13D	Page 6 of 15 Pages

million principal amount non-interest bearing subordinated senior secured convertible subordinated note (the “Note”) due in September 2014. The Note automatically converted into an aggregate of 700,000 shares of Issuer’s common stock (the “Shares”) effective upon completion of Issuer’s initial public offering (the “IPO”) on June 3, 2014.

STI acquired and holds the Shares for investment purposes and does not have a present intent to acquire or influence control over the business of Issuer. The Shares are subject to a lock up agreement that expires 12 months after the date of Issuer’s IPO.

STI may, from time to time, acquire additional Shares or dispose of some or all of its Shares or may continue to hold the Shares depending on the business and market conditions, its continuing evaluation of the business and prospects of Issuer, and other factors. Other than as set forth herein, Reporting Persons do not have any current plans, proposals or negotiations that relate to or would result in any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule D.

Item 5.	Interest in Securities of the Issuer.

(a) According to Issuer’s Prospectus filed May 29, 2014 pursuant to Rule 424(b)(4), common stock to be outstanding after the IPO totaled 6,487,666 shares.

(b) Beneficial ownership of the Shares and the voting and dispositive power by the Reporting Persons is summarized below:

	Sole Voting	Sole Dispositive	Shared Voting	Shared Dispositive	Percent of Class
STI	700,000	700,000	-0-	-0-	10.8%
Jeffrey Quiram	700,000	700,000	-0-	-0-	10.8%
William Buchanan	700,000	700,000	-0-	-0-	10.8%

The Shares are owned solely by STI. By virtue of being executive officers of STI, Messrs. Quiram and Buchanan may be deemed to beneficially own the Shares, and each has sole indirect voting and dispositive power over Shares. Each Reporting Person, except STI, specifically disclaims beneficial ownership of the Shares reported herein except to the extent of his or its pecuniary interest therein, if any.

(c) Except as disclosed in Item 4, the Reporting Persons have not engaged in any transactions in the Shares in the past 60 days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Shares.

Item 7.	Material to Be Filed as Exhibits.

None.

CUSIP No. 127537207	SCHEDULE 13D	Page 7 of 15 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 12, 2014

Superconductor Technologies Inc.

By:	/s/ Jeffrey A. Quiram
Jeffrey A. Quiram, Chief Executive Officer

/s/ Jeffrey A. Quiram
Jeffrey A. Quiram

/s/ William J. Buchanan
William J. Buchanan

CUSIP No. 127537207	SCHEDULE 13D	Page 8 of 15 Pages

ANNEX A

DIRECTORS AND EXECUTIVE OFFICERS

The following sets for the name, principal occupation, citizenship and principal place of business of the directors, executive officers or controlling persons of STI.

SUPERCONDUCTOR TECHNOLOGIES INC.

Name	Title/Relationship with Reporting Person	Principal Occupation or Employment	Citizenship/Place of Incorporation	Principal Place of Business
Jeffrey A. Quiram	Director, President and Chief Executive Officer	STI	United States of America	(1)
Lynn J. Davis	Director	Retired	United States of America	(1)
Martin A. Kaplan	Director	Retired	United States of America	(1)
Dan L. Halvorsen	Director	EVP, CFO OneRoof Energy, Inc.	United States of America	4445 Eastgate Mall #240, San Diego, CA 92121
William J. Buchanan	Chief Financial Officer	STI	United States of America	(1)
Robert L. Johnson	Sr. VP Operations	STI	United States of America	(1)
Adam Shelton	VP Marketing and Product Management	STI	United States of America	(1)
Kenneth Pfeiffer	VP Engineering	STI	United States of America	(1)

(1)	9101 Wall Street, Suite 1300, Austin, TX 78754